Mail Stop 4561

April 29, 2008

Mr. John Shackleton
President and Chief Executive Officer
Open Text Corporation
275 Frank Tompa Drive
Waterloo, Ontario, Canada N2L 0A1

> **Re:** **Open Text Corporation**
> **Form 10-K for the Fiscal Year Ended June 30, 2007**
> **Filed September 13, 2007**
> **File no. 0-27544**

Dear Mr. Shackleton:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Kathleen Collins
Accounting Branch Chief